FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 of Section 30(f) of the Investment Company Act of 1940

1. Name and address of Reporting Person* Kearns, Dale P.	2. Date of Event Requiring Statement (Month/Date/Year) 11/14/02	4. Issuer Name and Ticker or Trading Symbol MAGIC LANTERN GROUP ("GML")
(Last) (First) (Middle) c/o Zi Corporation	3. I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)	5. Relationship of Reporting Person to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [x] Officer (give [ ] Other (specify title below) below) Chief Financial Officer	6. If Amendment, Date of Original (Month/Date/Year)	7. Individual or Joint/Group Filing (Check applicable box) [x ] Form filed by One Reporting Person [ ] Form filed by more than one Reporting person
(Street) Suite 2100, 840 7th Avenue SW
(City) (State) (Zip) Calgary, Alberta T2P 3G2	Table 1 - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
None

(over)

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                           (Print or Type Responses)
*If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).

Form 3 (continued)            Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Date/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Inst. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option	*	11/7/05	Common Stock	75,000	$0.40	D

Explanation of Responses:

*Options shall be exercisable in one-third cumulative annual installments, commencing six months after the date of grant, provided that an unvested option shall automatically become 100% vested upon any change of control or any action by the board of directors in contemplation of a transaction that would result in a change of control.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C/ 78ff(a).	/s/ Dale Kearns **Signature of ReportingPerson	November 25,2002 Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.